UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of October, 2010

Commission File Number: 001-14487

TELE NORTE LESTE PARTICIPAÇÕES S.A.

(Exact Name as Specified in its Charter)

Tele Norte Leste Holding Company

(Translation of registrant’s name into English)

Rua Humberto de Campos, 425 – 8o andar

Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:    ☒        Form 40-F:    ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:     ☐         No:    ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:    ☐        No:    ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:    ☐        No:     ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations | 3Q10

Press Release

Consolidated information and results (unaudited)

This report contains the operational and financial data for Tele Norte Leste Participações and its direct and indirect subsidiaries on the third quarter of 2010

TELE NORTE LESTE PARTICIPAÇÕES S.A.
www.oi.com.br/ir

UPCOMING EVENTS: CONFERENCE CALLS

PORTUGUESE		ENGLISH

DATE:	Friday, October 29, 2010 10:00am (Rio) - 8:00am (NY)	DATE:	Friday, October 29, 2010 11:30am (Rio) - 9:30am (NY)

ACCESS:	Phone: (55 11) 4688-6361 Code: Oi Replay: (55 11) 4688-6312 Available until November 4, 2010 Code: 47772	ACCESS:

Phone: 1-877-317-6776 (U.S.)

    1 412 317 6776 (Brazil / other countries)

Code: Oi

Replay: 877-344-7529 (U.S.)

    1 412 317 0088 (Brazil / other countries)

Available until November 9, 2010 (code 444753 #) dial 1 to start

WEBCAST:	Clique aqui	WEBCAST:	Clique aqui

A complementary presentation will be available before the start of the conference call at http://www.oi.com.br/ir

Tele Norte Leste Participações

Outstanding shares (‘000): 382,632

TNLP3: R$31.45 (127,591 thousand shares)

TNLP4: R$24.20 (255,041 thousand shares)

TNE: US$14.08 ADR

Market Capitalization (Million): R$10,185, US$6,012

Telemar Norte Leste

Outstanding shares (‘000): 238,607

TMAR3: R$59.89 (107,063 thousand shares)

TMAR5: R$44.90 (130,480 thousand shares)

TMAR6: R$41.08 (1,064 thousand shares)

Market Capitalization (Million): R$12,314 US$7,268

Brasil Telecom

Outstanding shares (‘000): 589,789

BRTO3: R$15.00 (203,423 thousand shares)

BRTO4: R$11.15 (386,366 thousand shares)

BTM: US$19.85 PN ADR / US$8.62 ON ADR

Market Capitalization (Million): R$7,359 US$4,344

Notes: (1) Prices at the end of the 3rd quarter of 2010; (2) Outstanding ex-treasury shares; (3) Market Value based on unadjusted shares.

October 28, 2010	www.oi.com.br/ir	1

Rio de Janeiro, October 28, 2010. Tele Norte Leste Participações S.A. (Bovespa: TNLP4 and TNLP3), Telemar Norte Leste S.A. (Bovespa: TMAR3, TMAR5 and TMAR6) and Brasil Telecom S.A. (Bovespa: BRTO3 and BRTO4) are pleased to announce their third quarter 2010 results. This report contains the consolidated data of Tele Norte Leste Participações and its direct and indirect subsidiaries as of September 30, 2010.

1) HIGHLIGHTS IN THE QUARTER:

•	At the end of September 2010, Revenue Generating Units totaled 62.4 million.

•	Consolidated Gross Revenue amounted to R$11,409 million and consolidated Net Revenue equaled R$7,327 million in 3Q10.

•

Consolidated EBITDA reached R$2,714 million in 3Q10, with a 37.0% margin. The EBITDA increase reflects the success of the company’s 2010 strategy, which focused on increasing profitability and capturing synergies in costs and expenses through the operational integration with Brasil Telecom.

•	Net Earnings reached R$427 million in 3Q10 (R$1.117/share; US$0.639/ADR), totaling R$1,367 million in the year to date.

•

Consolidated Net Debt totaled R$19.3 billion. Net Debt-to-recurring EBITDA in the past 12 months stood at 1.9 times, also in line with the strategy of reducing the company’s leverage, as announced at the start of 2010.

•	Cash Generation before Capex amounted to R$2.4 billion during the quarter, totaling R$6.6 billion in the year through September.

	Quarter			9M
TNL Consolidated	3Q09	2Q10	3Q10	9M09	9M10	YoY
Revenue Generating Unit (‘000)	60,515	62,557	62,401	60,515	62,401	3.1%
Lines in Service (‘000)	21,442	20,759	20,410	21,442	20,410	-4.8%
Fixed Broadband Subscribers (‘000)	4,142	4,307	4,324	4,142	4,324	4.4%
Mobile Subscribers (‘000)	34,818	37,226	37,387	34,818	37,387	7.4%
Pay TV Subscribers (‘000)	113	265	280	113	280	147.8%

Net Revenue (R$ million)	7,553	7,394	7,327	22,343	22,182	-0.7%
EBITDA (R$ million)	2,668	2,674	2,714	7,494	7,921	5.7%
EBITDA Margin (%)	35.3%	36.2%	37.0%	33.5%	35.7%	2.2 p.p.
Net Earnings (R$ million)	64	444	427	-71	1,367	—

Net Debt (R$ million)	21,143	20,955	19,324	21,143	19,324	-8.6%
Available Cash (R$ million)	7,409	11,400	11,957	7,409	11,957	61.4%
CAPEX (R$ million)	1,345	446	600	3,190	1,418	-55.5%
Net Debt / EBITDA	2.1	2.1	1.9	2.1	1.9	-9.5%

*	EBITDA and EBITDA Margin in 3Q09 are recurring.

October 28, 2010	www.oi.com.br/ir	2

2) CONSOLIDATED OPERATING PERFORMANCE:

At the end of September 2010, Revenue Generating Units (RGUs) totaled 62.4 million, virtually unchanged when compared to the prior quarter and up 3.1% in 12 months. It is again important to note that the company’s priorities for 2010 are to increase profitability and reduce its leverage. As a result, it has been less aggressive, then its competitors, in gaining additional market share at any price during this year.

We highlight that the total RGUs include fixed lines in service (20,410 thousand), Oi Mobile clients (37,387 thousand), fixed broadband users (4,324 mil) and Pay-TV subscribers (280 thousand). Mobile broadband users (629 thousand) are included in the total for Oi Mobile.

Wireline – Oi Fixed

During 3Q10 the fixed lines in service base decreased by 1.7%, and by 4.8% year over year. Provided that the reduction in fixed lines is a global trend, and aiming to protect the base, the company continues to offer differentiated products, such as Alternative Plans, Pay TV and Oi Conta Total (bundle). It is worth highlighting that at the end of 3Q10 we launched Oi Conta Total in Region II.

Alternative plans ended the quarter with 12.9 million clients, in a 2.5% quarterly reduction and an 11.4% increase since 3Q09. At the end of 3Q10, such plans already accounted for 63.3% of all fixed lines in service.

Broadband – fixed + mobile

At the end of September 2010, the number of fixed broadband users (Oi Velox) increased 4.4% from the year-ago period, totaling 4,324 thousand users and accounting for 21.0% of the fixed lines in service (20.5% in 2Q10).

The user base for the 3G service, which encompasses mini-modem users and mobile data plans, increased by 73 thousand in the quarter (+13.1%) and 224 thousand from 3Q09 (+55.3%), reaching 629 thousand clients at the end of 3Q10: this total includes 462 thousand mini modem clients and 167 thousand mobile phone data packages.

Considering fixed and mobile users, the broadband user base grew 1.9% quarter over quarter and 8.9% year over year.

Wireless – Oi Mobile

Net client additions to the mobile segment totaled 161 thousand in the quarter and 2,569 thousand since 3Q09, reaching 37,387 thousand customers in 3Q10. Regions II and III were the main responsibles for the net additions.

October 28, 2010	www.oi.com.br/ir	3

The increase in the mobile base raised its participation in RGUs to 59.9% (57.5% in 3Q09).

In 3Q10, the client base with Oi Control rose again, totaling 1,856 thousand users, up 9.3% and 33.1% in the quarter and in the year, respectively. Since the start of the year, the company has pushed the sale of Oi Control pre because it has post-paid features such as recurring revenue, as the client authorizes a monthly charge on his credit card. Also, the post-paid client base rose 1.2% from 2Q10 and 9.2% since 3Q09, ending 3Q10 with 4,569 thousand users. The post-paid user base and Oi Control accounted for 17.2% of the total base in the mobile segment at the end of 3Q10 (16.7% in 2Q10), reflecting the company’s strategy of boosting earnings and focusing on highend clients.

The base for pre-paid users at the end of 3Q10 totaled 30,962 thousand, accounting for 82.8% of the total base, in a 5.9% year-over-year growth.

The “Oi Conta Total” plan remained stable from the previous quarter, totaling 1,423 thousand clients, which represents 39.5% of the base for post-paid clients in Region I. At the end of 3Q10, Oi launched this product in Region II expecting to see this plan expand in the coming quarters.

Video – Oi TV

At the end of September 2010, Pay TV using DTH technology was already offered in 10 states (Bahia, Espírito Santo, Minas Gerais, Paraná, Rio de Janeiro, Rio Grande do Sul, Santa Catarina, Sergipe, Goiás and Ceará).

The Pay TV subscription base ended the quarter with 280 thousand clients. It grew by 15 thousand clients compared with the previous quarter and by 167 thousand since 3Q09.

It must be noted that the company has focused its efforts on selling Oi TV to creditworthy clients in the fixed segment and mainly for the income C and D classes.

October 28, 2010	www.oi.com.br/ir	4

Table 2 – Consolidated Operational Indicators

	3Q09	2Q10	3Q10	QoQ		YoY
Wireline Services - “Oi Fixo”
(a) Lines in Service (‘000)	21,442	20,759	20,410	-1.7%			-4.8%
Residential	15,272	14,778	14,487	-2.0%			-5.1%
Commercial	5,317	5,131	5,088	-0.8%			-4.3%
Public Telephones	853	849	836	-1.5%			-2.0%
Alternatives Plans (‘000)*	11,609	13,252	12,927	-2.5%			11.4%
Proportion of Lines in Service (%)	54.1%	63.8%	63.3%	-0.5	p.p.		9.2	p.p.
ARPU Fixed (R$)	58.4	55.2	55.3	0.2%			-5.3%
Fixed Broadband Services - “Oi Velox”
(b) Fixed Broadband Subscribers (‘000)	4,142	4,307	4,324	0.4%			4.4%
Proportion of Lines in Service (%)	19.1%	20.5%	21.0%	0.5	p.p.		1.9	p.p.
ARPU Fixed Broadband (R$)	43.8	42.6	43.8	2.8%			0.0%
Wireless Services - “Oi Móvel”
(c) Mobile Subscribers (‘000)	34,818	37,226	37,387	0.4%			7.4%
Pre-Paid Plans	29,239	31,015	30,962	-0.2%			5.9%
Post-Paid Plans	4,185	4,514	4,569	1.2%			9.2%
Oi Control	1,394	1,698	1,856	9.3%			33.1%
Oi Conta Total (‘000)**	1,448	1,421	1,423	0.1%			-1.7%
3G Clients (‘000)	405	556	629	13.1%			55.3%
Market Share Oi (%) - Brazil	21.0%	20.1%	19.5%	-0.6	p.p.	-1.5	p.p.
Proportion of Net Additions in Brazil (%)	13.6%	10.2%	2.5%	-7.7	p.p.		-11.1	p.p.
Monthly Churn rate (%)	3.8%	3.4%	4.1%	0.7	p.p.		0.3	p.p.
ARPU Mobile (R$)	22.2	22.4	22.9	2.2%			3.2%
Vídeo - “Oi TV”
(d) Pay TV Subscribers (‘000) ***	113	265	280	5.7%			147.8%
RGU - Revenue Generating Unit (a+b+c+d) (´000)	60,515	62,557	62,401	-0.2%			3.1%

*	Alternative plans include “Planos de Minutos,” “Plano Economia,” “Digitronco,” “PABX Virtual” and others.
**	Includes Oi Conta Total Professional

3) CONSOLIDATED FINANCIAL RESULTS:

3.1) Revenue:

Consolidated gross revenue fell by 1.4% in the quarter and 1.6% since 3Q09, totaling R$11,409 million at the end of 3Q10. Consolidated net revenue amounted to R$7,327 million in 3Q10, in line with 2Q10 and 3.0% lower since 3Q09.

The fall in revenue stems from a less aggressive strategy of the company in gaining market share due to its quest for increasing proftability throughout 2010.

October 28, 2010	www.oi.com.br/ir	5

Table 3 – Breakdown of Consolidated Gross Revenue

	Quarter					9M			%
R$ million	3Q09	2Q10	3Q10	QoQ (%)	YoY (%)	9M09	9M10	YoY (%)	9M09	9M10
Wireline	8,990	8,674	8,483	-2.2	-5.6	26,680	25,999	-2.6	78.4	75.3

Local (exc. - VC1)	3,279	3,229	3,160	-2.1	-3.6	9,846	9,633	-2.2	28.9	27.9

Local Fixed-to-Mobile (VC1)	1,149	991	1,001	1.0	-12.9	3,430	3,011	-12.2	10.1	8.7
Long Distance FF + PCS	1,192	1,068	1,062	-0.6	-10.9	3,554	3,345	-5.9	10.4	9.7
LD Fixed-to-Mobile (VC2/3)	367	309	299	-3.2	-18.5	1,095	944	-13.8	3.2	2.7
Network Usage	233	225	240	6.7	3.0	655	704	7.5	1.9	2.0
Data	2,199	2,362	2,318	-1.9	5.4	6,392	6,958	8.9	18.8	20.2
Public Phones	236	153	86	-43.8	-63.6	735	404	-45.0	2.2	1.2
Additional Services / Advanced Voice	335	336	318	-5.4	-5.1	973	1,001	2.9	2.9	2.9

Wireless	2,548	2,805	2,831	0.9	11.1	7,171	8,237	14.9	21.1	23.9

Services	2,466	2,741	2,798	2.1	13.5	6,900	8,084	17.2	20.3	23.4
Subscriptions	589	660	669	1.4	13.6	1,665	1,938	16.4	4.9	5.6
Outgoing Calls	932	1,020	1,060	3.9	13.7	2,680	3,028	13.0	7.9	8.8
Domestic/Inter. Roaming	30	30	25	-16.7	-16.7	92	94	2.2	0.3	0.3
Network Usage	619	631	648	2.7	4.7	1,701	1,890	11.1	5.0	5.5
Data / Value Added	296	401	395	-1.5	33.4	763	1,134	48.6	2.2	3.3
Handset Sales	82	64	33	-48.4	-59.8	272	154	-43.4	0.8	0.4

Other Services*	59	89	95	6.7	61.0	171	285	66.7	0.5	0.8

Wireline - Gross	8,990	8,674	8,483	-2.2	-5.6	26,680	25,999	-2.6	78.4	75.3
Wireless - Gross	2,548	2,805	2,831	0.9	11.1	7,171	8,237	14.9	21.1	23.9
Other Services* - Gross	59	89	95	6.7	61.0	171	285	66.7	0.5	0.8

Total Gross Revenue	11,597	11,568	11,409	-1.4	-1.6	34,022	34,522	1.5	100.0	100.0

Consolidated Net Revenue	7,553	7,394	7,327	-0.9	-3.0	22,343	22,182	-0.7	100.0	100.0

Wireline - Net	5,848	5,521	5,431	-1.6	-7.1	17535.0	16,611	-4.3	78.5	74.9
Wireless - Net	1,672	1,810	1,826	0.9	9.2	4708.1	5,361	16.5	21.1	24.2
Other Services - Net	33	63	69	9.5	109.1	99.0	210	110.6	0.4	0.9

*	Pay TV and Paggo

Wireline Services:

Gross revenue from wireline services was 2.2% lower than that recorded in 2Q10 and 5.6% compared with the same period last year.

Revenue from network usage expanded 6.7% in the quarter and 3.0% year over year, partially offsetting the decline in revenue in the fixed segment.

Local Service:

Fixed-to-Fixed: Local (ex-vc1) (subscription, traffic, installation fees)	Revenue from fixed-to-fixed local services dropped 2.1% in the quarter and 3.6% since 3Q09, basically as a result of smaller traffic and a lower base of fixed lines in service.
Fixed-to-Mobile: (VC1)	Revenue from fixed-to-mobile service remained stable in the quarter and declined 12.9% compared with the same period a year earlier basically as a result of lower traffic.

October 28, 2010	www.oi.com.br/ir	6

Long Distance Services FF + SMP + VC2 and VC3:

In 3Q10, revenue from long distance service dropped 1.2% in the quarter and 12.7% year over year. This change resulted mainly from smaller traffic and a reduction in SMP service, due to stiffer competition.

Remuneration for wireline Network Usage:

After the R$125 million elimination in inter-company transactions, remuneration for network usage rose 6.7% compared with the prior quarter and 3.0% from the same period last year. The year-over-year jump is due to the inclusion of mobile-originated calls to fixed telephones in the bonus offered by mobile operators. Additionally, settlements agreements made with other telecommunication operators had a positive impact on the quarterly performance.

Data Transmission Service:

Revenue from data transmission service fell 1.9% in the quarter and rose 5.4% year over year. The quarterly change basically stems from a reduction in special projects, which included agreements with the State Security Agency and Education Agency in the state of Rio de Janeiro. The annual increase is mostly related to higher corporate services, the expansion of the “Oi Velox” base, and EILD services from new data transmission contracts in leased lines.

Wireless Segment:

Revenue in the wireless segment rose 0.9% in 3Q10 and 11.1% year over year, totaling R$2,831 million. This increase results from higher: (a) subscription revenue, (b) outgoing calls and (c) network usage. The rise in revenue from data / value added also contributed positively to the performance compared with the same period in 2009.

As a result of the post-paid client base expansion, subscription revenue rose 1.4% and 13.6% in the quarter and year over year, respectively.

Revenue from outgoing calls jumped 3.9% in the quarter and 13.7% compared with 3Q09, mainly due to a positive contribution of “Oi Bonus Extra” product, which encourages the pre paid client to increase their recharge with a minutes package that can be boosted five-fold to talk to another Oi or a fixed-line Oi. This product aims to increase ARPU of this customer.

In 3Q10 consolidated revenue from mobile network use increased 2.7%, and 4.7% compared with 3Q09. This change was influenced by the increase in the average client base in Regions I and III and by the bonuses offered by mobile phone operators (on-net calls and calls to fixed lines), as the clients have unused resources for off-net calls (to other mobile phones).

October 28, 2010	www.oi.com.br/ir	7

Revenue from data / value added fell 1.5% in the quarter and rose 33.4% year over year. The annual rise results basically from the expansion of the 3G (internet mobile access) user base.

Following the company’s strategy of focusing on higher-yielding clients, the ARPU in the mobile segment reached R$22.9, in a 2.2% growth in the quarter and 3.2% since 3Q09.

3.2) Operating Expenses:

Operating expenses (excluding depreciation/amortization) totaled R$4,613 million in 3Q10, decreasing 2.2% quarter over quarter and 10.9% year over year.

Table 4 – Breakdown of Operating Expenses

	Quarter					9M
COST AND EXPENSES
Item - R$ million	3Q09**	2Q10	3Q10	QoQ (%)	YoY (%)	9M09**	9M10	Chg. (%)
Interconnection	1,278	1,208	1,216	0.7	-4.9	3,924	3,778	-3.7
Personnel	516	405	402	-0.7	-22.1	1,460	1,197	-18.0
Materials	108	59	59	0.0	-45.4	321	195	-39.3
Handset Costs/Other (COGS)*	120	49	32	-34.7	-73.3	464	123	-73.5
Third-Party Services	1,787	1,720	1,762	2.4	-1.4	5,302	5,176	-2.4
Marketing	137	118	132	11.9	-3.6	419	374	-10.7
Rent and Insurance	401	389	386	-0.8	-3.7	1,184	1,136	-4.1
Provision for Bad Debts	254	247	250	1.2	-1.6	1,059	802	-24.3
Other Operating Expenses (Revenue), Net	574	524	374	-28.6	-34.8	2,959	1,482	-49.9

TOTAL	5,175	4,719	4,613	-2.2	-10.9	17,093	14,262	-16.6

*	Other: sim card, mini modem, TV transmission equipment and mobile phone peripherals.
**	Reflects the quarterly balance sheet as of September 2009, which was filed again in March 2010

Interconnection:

The consolidated interconnection cost amounted to R$1,216 in 3Q10, virtually stable compared with the previous quarter and 4.9% lower than 3Q09. This performance was affected by a reduction in traffic originated on Oi Mobile’s network and ended on those of other carriers, mainly due to the increase of on-net calls.

Personnel expenses:

Spending on personnel was virtually stable in the quarter and decreased by 22.1% year over year, totaling R$402 million in 3Q10. Higher spending for the workforce optimization in 2009, during the integration with BrT, explain this result.

Handset Costs and Others (COGS):

Handset costs and others (COGS) dropped 34.7% in the quarter and 73.3% since 3Q09.

October 28, 2010	www.oi.com.br/ir	8

The decision of adopting in Region II the strategy of subsidizing only the post-paid handsets sold in the corporate segment, and the sale of sim cards alone in the prepaid segment, contributed to reducing COGS, resulting in a lower acquisition cost of clients.

Third-Party Services:

Third-party services expenses reduced 1.4% compared with the same period last year and increased 2.4% in the quarter, reaching R$1,762 million in 3Q10. The year-over-year reduction basically consists in lower spending on plant maintenance due to the synergies originated by the Oi-BrT merger. When compared with the prior quarter, there was an increase in consulting expenses.

Marketing:

Marketing expenses decreased 3.6% compared with 3Q09 and rose 11.9% in the quarter, hitting R$132 million in 3Q10. This quarterly increase basically stems from expenses related to the launch of the Oi Conta Total product in Region II and additional branding efforts in Region III.

Provision for Bad Debt:

The provision for bad debt remained stable year over year and quarter over quarter, totaling R$250 million in 3Q10. The allowance for bad debt accounted for 2.2% of gross revenue in 3Q10 (2.1% in 2Q10 and 2.2% in 3Q09).

Other Operating Expenses (Income):

“Other expenses (income)” dropped in the quarter and year over year by 28.6% and 34.8%, respectively, amounting to R$374 million in 3Q10.

The quarterly reduction stems from gains in some civil and tax suits, that allowed the reversal of part of the respective provisions for contingencies. The year-over-year result also reflects written down assets whose recovering was uncertain back in 3Q09.

In order to better understand the quarterly results, below is a summary of the contingencies and deposits in court related to the Expansion Plans (PEX) of Brasil Telecom.

	Statement for Expansion Plan
Brasil Telecom - R$ thousand	Contigency	Deposits in Court
Balance on 06/30/2010	2,821,391	3,958,324

Additions	24,300	156,376
Payments	(134,243)	—
Withdrawals	—	(196,985)
Inflation Accounting	1,177	30,688

Balance on 09/30/2010	2,712,625	3,948,403

October 28, 2010	www.oi.com.br/ir	9

3.3) Other Items in the Consolidated Result:

EBITDA:

Table 5 – EBITDA and EBITDA Margin

	Quarter					9M
TNL Consolidated	3Q09	2Q10	3Q10	QoQ	YoY	9M09	9M10	YoY
EBITDA (R$ Mn)	2,668	2,674	2,714	1.5%	1.7%	7,494	7,921	5.7%
EBITDA Margin (%)	35.3%	36.2%	37.0%	0.8 p.p.	1.7 p.p.	33.5%	35.7%	2.2 p.p.

TMAR Consolidated	3Q09	2Q10	3Q10	QoQ	YoY	9M09	9M10	YoY
EBITDA (R$ Mn)	2,680	2,685	2,724	1.5%	1.6%	7,528	7,952	5.6%
EBITDA Margin (%)	35.6%	36.4%	37.3%	0.9 p.p.	1.7 p.p.	33.8%	35.9%	2.1 p.p.

BrTO Consolidated	3Q09	2Q10	3Q10	QoQ	YoY	9M09	9M10	YoY
EBITDA (R$ Mn)	1,003	796	992	24.6%	-1.1%	2,954	2,655	-10.1%
EBITDA Margin (%)	35.7%	30.8%	39.1%	8.3 p.p.	3.4 p.p.	35.9%	34.2%	-1.7 p.p.

*	EBITDA and EBITDA margin in 3Q09 and 9M09 are recurring.

Consolidated EBITDA amounted to R$2,714 million in 3Q10 with a 37.0% margin, which represents a 1.7% increase from 3Q09 and 1.5% compared with 2Q10. EBITDA and EBITDA margin improvements reflect the company’s strategy implemented this year of boosting profitability and capturing of the synergies following the integration of BrT and Oi.

Net Financial Income (Expenses):

Net financial expenses shrank 6.4% since the previous quarter and 2.4% compared with the same period in 2009, reaching R$524 million in 3Q10, reflecting the lower net debt, in line with the strategy of deleveraging the company.

October 28, 2010	www.oi.com.br/ir	10

Table 6 – Net Financial Income (Expenses)

	Quarter			9M
R$ Million	3Q09	2Q10	3Q10	9M09	9M10
Financial Income	355	494	504	1,217	1,360
Interest on financial investments	188	214	266	599	641
Other financial income	167	280	238	618	719
Financial Expenses	(892)	(1,054)	(1,028)	(2,880)	(3,018)
Interest on loans and financing	(559)	(659)	(721)	(1,834)	(1,963)
Foreign exchange effect on loans and financing	42	(81)	32	(33)	(113)
Other Financial Expenses	(374)	(314)	(340)	(1,012)	(942)
Net Financial Income (Expenses)	(537)	(560)	(524)	(1,663)	(1,658)

*	Net of foreign exchange hedge result

Depreciation/Amortization:

Consolidated spending on depreciation and amortization in 3Q10 was stable compared with 2Q10, totaling R$1,141 million. Compared with 3Q09, there was a 22.1% reduction, stemming from a change in the economic useful life of the fixed assets ocurred following the acquisition of BrT. The appraisal was approved in December 2009 by the Company’s Board of Directors, and its effect started to be reflected in the results in 1Q10

Table 7 – Depreciation and Amortization

	Quarter					9M
R$ million	3Q09	2Q10	3Q10	QoQ (%)	YoY (%)	9M09	9M10	YoY (%)
Fixed Line / TNL	1,062	844	836	-0.9	-21.3	3,069	2,514	-18.1

Depreciation	853	653	612	-6.3	-28.3	2,576	1,905	-26.0
Amortization of Goodwill	209	192	225	17.2	7.7	493	610	23.7

Mobile Business	402	289	304	5.2	-24.4	1,153	883	-23.4

Depreciation	324	211	226	7.1	-30.2	918	647	-29.5
License/Deferred Amortization	78	79	79	0.0	1.3	235	236	0.4

Total	1,464	1,134	1,141	0.6	-22.1	4,222	3,397	-19.5

Net Earnings:

In 3Q10 the company posted net earnings of R$427 million, amounting to R$1,367 million in the first nine months of 2010, compared with a loss in the first nine months of 2009. It is worth mentioning that such loss reflected non-recurring expenses mostly related to the Oi-BrT integration, which were essential to capture the synergies throughout 2010. When compared with the previous quarter, the lower costs and the improvement in net financial income influenced the positive result.

October 28, 2010	www.oi.com.br/ir	11

Table 8 – Net Earnings

	Quarter			9M
TNL Consolidated	3Q09	2Q10	3Q10	9M09	9M10
Net Earnings (R$ Mn)	64	444	427	-71	1,367
Net Margin	0.9%	6.0%	5.8%	-0.3%	6.2%
Earnings per Share (R$)	0.168	1.160	1.117	-0.185	3.573
Earnings per ADR (US$)	0.090	0.648	0.639	-0.065	1.999

TMAR Consolidated	3Q09	2Q10	3Q10	9M09	9M10
Net Earnings (R$ Mn)	66	543	549	-110	1,680
Net Margin	0.9%	7.4%	7.5%	-0.5%	7.6%
Earnings per Share (R$)	0.276	2.280	2.299	-0.459	7.042

BrTO Consolidated	3Q09	2Q10	3Q10	9M09	9M10
Net Earnings (R$ Mn)	259	237	407	-1,258	944
Net Margin	9.2%	9.2%	16.0%	-15.3%	12.2%
Earnings per Share (R$)	0.473	0.401	0.691	-2.297	1.601

4) DEBT AND CAPITAL EXPENDITURE:

4.1) Debt:

Gross debt totaled R$31,281 million in September 2010, R$1.1 billion lower than that recorded in the previous quarter, mainly resulting from hefty amortizations during the quarter, which exceeded borrowings in the period. Regarding amortizations, we highlight two Promissory Notes - TNL: R$1.5 billion and TMAR: R$4.0 billion. The company’s borrowings included Real Estate Receivables Securities - CRI (R$1.6 billion) at subsidiaries controlled by TMAR and BrT and the launch of a new bond in the international market (US$1.0 billion). The Bond has a 5.5% coupon, and is 400 basis points lower than the coupon on the Bond that the company launched in April 2010 (9.5%). Also, the company offered to holders of the April 2009 bond the possibility to exchange it for the new 2010 bond. More than 80% of the holders accepted the proposal. So, the new issuance balance after the exchange totaled US$1.7 billion and the balance of the bonds issued in April/09 ends with US$142 million.

As a result, consolidated net debt ended the quarter at R$19,324 million, in a R$1,631 million reduction since 2Q10, and represented on a Net Debt-to-EBITDA ratio 1.9 times in the past 12 months. The reduction is in line with the deleveraging strategy, which the company announced previously to the market.

At the end of the quarter, about 23% of the total debt was linked to foreign currencies. However, as a result of hedging operations, only the equivalent of R$946 million (US$559 million; 3% of the total) is exposed to exchange variations. It is worth noting that debt payments through August 2012 are covered by hedging contracts and a cash balance kept in dollars.

October 28, 2010	www.oi.com.br/ir	12

The amortizations and borrowings mentioned in the first paragraph contributed to improving the debt profile by extending in one year its average maturity and reducing the effective cost of debt in the third quarter of 2010 to 87.4% of the CDI rate.

Table 9 – Debt – TNL Consolidated

R$ million	Sep-09	Jun-10	Sep-10	% Gross Debt
Short Term	9,856	12,143	8,479	27.1%
Long Term	18,696	20,212	22,802	72.9%

Total Debt	28,552	32,355	31,281	100.0%

In Local Currency	22,810	26,443	24,076	77.0%
In Foreign Currency	4,748	5,401	6,623	21.2%
Swaps	994	510	582	1.9%

(-) Cash	7,409	11,400	11,957	38.2%

(=) Net Debt	21,143	20,955	19,324	61.8%

Table 10 – Debt – TMAR Consolidated

R$ million	Sep-09	Jun-10	Sep-10	% Gross Debt
Short Term	9,625	10,533	6,912	23.4%
Long Term	18,912	19,965	22,569	76.6%

Total Debt	28,537	30,498	29,481	100.0%

In Local Currency	23,352	24,926	22,556	76.5%
In Foreign Currency	4,317	5,087	6,355	21.6%
Swaps	868	485	570	1.9%

(-) Cash	7,009	10,724	11,397	38.7%

(=) Net Debt	21,528	19,774	18,084	61.3%

Table 11 – Debt – BrTO Consolidated

R$ million	Sep-09	Jun-10	Sep-10	% Gross Debt
Short Term	1,017	1,263	1,197	27.0%
Long Term	3,524	2,938	3,244	73.0%

Total Debt	4,541	4,201	4,441	100.0%

In Local Currency	3,866	3,581	3,972	89.4%
In Foreign Currency	489	487	400	9.0%
Swaps	186	133	69	1.6%

(-) Cash	3,262	4,662	5,470	123.2%

(=) Net Debt	1,279	-461	-1,029	23.2%

*	Includes private debentures acquired from TMAR

October 28, 2010	www.oi.com.br/ir	13

The schedule for the amortization of long-term consolidated gross debt is shown below:

Table 12 – Schedule for the Amortization of Long-Term Consolidated Gross Debt

(R$ million)	2010	2011	2012	2013	2014	2015 onwards	Total
Gross Debt amortization	1,723	7,421	5,639	4,297	4,689	7,512	31,281
Foreign Currency Amortization	749	942	542	644	710	3,619	7,205
Local Currency Amortization	974	6,479	5,097	3,654	3,979	3,893	24,076

Table 13 – Main Creditors

Gross Debt	Contract’s currency	Debit balance (R$ milion)
National Development Banks		6,757

BNDES	R$	6,184
Others	R$	572

International Development Banks and Export Credit Agency		2,928

Asia	Yen / US$	1,422
Europe	US$	1,506

Comercial Banks		7,816

In Local Currency	R$	7,649
In Foreign Currency	Yen /US$	167

Capital Market		13,858

Debentures	R$	9,970
Bonds	US$	3,889

Debt before hedge and borrowing cost		31,359

Hedge		582
Borrowing Cost		(660)

TOTAL DEBT		31,281

4.2) Capital expenditure:

Consolidated capital expenditure amounted to R$600 million in 3Q10, totaling R$1.4 billion in the year through September. Throughout the year the company has managed to optimize the combined mobile and data networks of Oi and BrT, capturing relevant synergies. The increase in capacity (physical investment) becomes feasible even as cash expenditure is lower than that seen in 2009.

October 28, 2010	www.oi.com.br/ir	14

The fixed segment received 22.7% of the capital expenditures, while data and broadband totalled 43.7%, including projects in digital inclusion in schools, increase of speed and expansion the supply of broadband (Velox) services and the offer of data packages to corporate clients.

Investment in the mobile segment accounted for 33.7% and was earmarked for the expansion of coverage to all regions.

The bulk (77%) of Capex in the quarter was again directed to fast-growth businesses: mobile and data / broadband.

Table 14 – Capital Expenditure

	Quarter					Acumulated in 9M
R$ million	3Q09	2Q10	3Q10	QoQ (%)	YoY (%)	9M09	9M10	YoY (%)
Wireline	725	281	398	41.6	-45.1	1,719	916	-46.7

Growth & Quality	306	99	136	37.4	-55.6	746	316	-57.6
Data / Communic. Systems / Other	419	182	262	44.0	-37.5	973	599	-38.4

Wireless	620	166	202	21.7	-67.4	1,471	503	-65.8

Expansion and Quality	620	166	202	21.7	-67.4	1,471	503	-65.8

TOTAL	1,345	446	600	34.5	-55.4	3,190	1,418	-55.5

4.3) Consolidated Cash Flow:

The company’s operating cash generation amounted to R$2,427million (R$6,567 million in the nine months of 2010), which was concentrated in financing activities. During this quarter, we borrowed approximately R$5,901 million and earmarked R$6,853 for the repayment of principal.

October 28, 2010	www.oi.com.br/ir	15

Table 15 – Cash Flow: Indirect Cash Flow Statement

R$ Million	2Q10	3Q10
Earnings Befores Taxes	983	1,067

Result Items that do not affect the Cash Balance	2,629	2,156
Changes to Shareholder’s Equity	(210)	221
Cash Balance from Operations*	(1,650)	(1,017)

Operating cash generation	1,753	2,427

Cash balance invested in capital expenditure	(1,168)	(597)

Cash flow net of capital expenditure	584	1,830

Cash balance invested in financing activities	1,839	(952)

Cash flow net of financing activities	2,423	878

Initial cash balance	6,197	8,619

Final cash balance	8,619	9,497

*	Financial charges, income tax, minority interests, dividends and interest on capital, surplus reserve and treasury shares.

5) DEFINITIONS:

5.1)EBITDA:

The company measures its Adjusted EBITDA as net earnings or loss before net financial income (expenses), income tax and social contribution, depreciation and amortization, minority interests and equity accounting.

Adjusted EBITDA is not an accounting principle adopted in Brazil, U.S. or IFRS, thus it does not represent the cash flow for the indicated periods and must not be considered as an operating performance gauge, or as a replacement for cash flow in order to measure liquidity. Adjusted EBITDA does not have a standard meaning and the calculation of company’s Adjusted EBITDA may not be comparable to the EBITDA or Adjusted EBITDA of other corporations.

Even though Adjusted EBITDA does not provide a means to measure the operating cash flow in accordance with the accounting principles adopted in Brazil, as well as the IFRS or U.S. GAAP, the company’s Management understands that Adjusted EBITDA is an important indicator to analyze operating performance and the liquidity of the company because it is not affected by (i) interest rate swings, (ii) changes in income tax and social contribution, as well as (iii) by the levels of depreciation and amortization, being commonly used by investors and market analysts.

In addition, Adjusted EBITDA is also utilized by some investors and financial analysts as a measure of operating performance of companies and/or their cash flow.

October 28, 2010	www.oi.com.br/ir	16

	Quarter			9M
R$ million	3Q09	2Q10	3Q10	9M09	9M10
AJUSTED EBITDA
Net Income	64	444	427	(71)	1,367
Net Financial Income	537	560	524	1,663	1,658
Income Tax and Social Contribution	169	320	333	52	736
Depreciation and Amortization	1,464	1,134	1,141	4,222	3,398
Minority Interest	163	219	307	(591)	786
Equity Accounting	(19)	(2)	(18)	(26)	(24)

Total	2,378	2,674	2,714	5,249	7,921

5.2) NET DEBT:

The company measures its net debt as a balance of loans, considering the balance of debentures (convertible and not convertible) and derivative financial instruments, minus the balance of cash and cash equivalents, and financial investments. Other companies may calculate net debt differently.

Net debt is not a gauge in keeping with the Brazilian Accounting Principles, by the IFRS or U.S. GAAP. However the company’s administration understands that the measurement of Net Debt is useful to the company, investors and financial analysts, helping assess financial leverage compared with operating cash flow.

PLEASE NOTE:

1)	The main spreadsheets in this Press Release will be available on the company’s website (www.oi.com.br/ir) in “About the Company / the Company in Numbers.”

2)	The definition of terms used in the Press Release are also available in the glossary on the company’s web site:

http://www.mzweb.com.br/oi/web/conteudo_en.asp?idioma=1&tipo=31852&conta=44&img=31851

October 28, 2010	www.oi.com.br/ir	17

6) ADDITIONAL INFORMATION:

6.1) Launch of Oi Conta Total in Region II

On September 15, 2010, the company launched its convergent product, Oi Conta Total, in Region II. This product encompasses mobile and fixed services, broadband internet and long-distance calls, which can be used depending on the client’s profile. Anothers advantages of Oi Conta Total are that clients talk for free with other mobile phones that are part of the plan, and can make unlimited local calls from fixed lines to any other fixed line.

With the launch of Oi Conta Total, Oi finalizes the release of all its products in Region II.

6.2) Market-share in the city of São Paulo

Two years after the launch of Oi Mobile in São Paulo (Region III), the company already has 8 million clients there, accounting for a 13.2% market share in the State and almost 18% of Sao Paulo’s metropolitan area.

6.3) Colombia office is inaugurated

Oi inaugurated on September 08, 2010 its office in Bogota, Colombia, through an office of Globenet, Oi’s submarine cables company (to link Brazil to the Caribbean and the U.S.). The initial focus of this expansion is to sell network capacity to other Telecom companies and internet providers.

6.4) Issuances in the international market

A) Bond Issuance in the International Market: US$1 billion

TMAR issued notes representing the company’s debt (“Bonds”) in the international capital market, which are listed on the alternative market of the Singapore Exchange Securities Trading Limited, or SGX-ST. Bank of America Merrill Lynch, BNP Paribas, BTG Pactual and Banco ITAÚ Europa were the lead managers and bookrunners for the issuance. The total amount of the bond was US$1 billion with a coupon of 5.50% per annum, payable semiannually. Demand for the securities totaled US$6 billion, about six-fold the amount issued.

The bonds were rated investment grade by Moody’s (Baa2), S&P (BBB-) and Fitch (BBB-).

B) Exchange of Bonds

TMAR made a private offer to exchange its notes representing the company’s debt (Bonds) issued on April 17, 2009, with a coupon of 9.50% and maturing in 2019 (“Old Notes”) for new bonds with a coupon of 5.50% and maturing in 2020.

Holders of 80.3% of the Old Notes totaling approximately US$602.3 million in principal accepted the offer and tender the exchange.

October 28, 2010	www.oi.com.br/ir	18

6.5) Oi Paggo

On September 29, 2010, Oi announced a partnership with Banco do Brasil and Cielo to offer the service mobile payment Paggo. The agreement boosts the technology in mobile phone payments in order to offers this convenient service to clients, with quality and security assurance.

The partnership between Oi and BB aim to bolster card issuances, resulting in a expansion of banking services and customer loyalty, while the deal between Oi and Cielo results in a new company that aims to expand the accredited network and the number of transactions involving mobile phones.

For more details, read the Announcement:

http://www.mzweb.com.br/oi/web/arquivos/TNL_TMAR_BRT_Comunicado_20100929_eng.pdf

6.6) Tariff Readjustment

On October 23, 2010, the new tariffs for long-distance and local services (subscription and traffic) became effective, as approved by Anatel.

The highest readjustment for the services basket, of 0.66% for TMAR and BrT, considers a 4.56% variation for the Telecommunication Services Index (IST) from June 2009 through July 2010, as well as the application of an average tariff deflator for 2009 and 2010 of 3.73% (X Factor).

Local interconnection tariffs (TU-RL) were readjusted by 0.66% to R$0.02852 at TMAR and to R$0.03133 at BrT (net amount). Public telephones’ credit were readjusted by 0.41% to R$0.1230 (gross amount). Fixed-to-Mobile tariffs (VC1, VC2, VC3) and VU-M were not readjusted.

In the coming charts we present the new tariffs for Local Service, as well as the maximum prices for Long Distance tariffs:

Local Service – Gross Tariffs (R$ - Rio de Jan.)	Current Tariff	Readjusted Tariff
Installation Fees	42.40	42.68
Residential Subscription	43.60	43.89
Non-Residential Subscription and Trunk services	77.54	78.05
AICE Subscription	26.14	26.31
Local Minute (Basic Plan)	0.10749	0.10820
Local Minute (Basic Plan)	0.21498	0.21640
AICE Completing Tariff	0.21498	0.21640
Local Minute (PASOO)	0.04173	0.04201
VCA (PASOO)	0.16693	0.16803
Completing Tariff PASOO	0.16693	0.16803

October 28, 2010	www.oi.com.br/ir	19

Longa Distance*

Distance (Km) – R$	Current Tariff	Readjusted Tariff
0 - 50	0.21199	0.21339
50 -100	0.49348	0.49673
100 - 300	0.62714	0.63128
+ 300	0.68896	0.69350

*	Per-minute tariffs for long-distance national calls between 9 a.m. and 12 p.m. and between 2 p.m. and 6 p.m. on weekdays (gross tariffs – RJ-based – differentiated rate).

6.7) CADE Approves Acquisition of Brasil Telecom

On October 20, 2010, CADE (Administrative Council for Economic Defense) approved without any structural restrictions the purchase of BRT by Oi, with the signing of a Performance Commitment Term (TCD in Portuguese).

6.8) Oi Investors Day

The event Oi Investor Day will be held in:

São Paulo – November 11, 2010 (Thursday)

New York – November 30, 2010 (Tuesday)

The event in São Paulo will take place at 5:00 p.m. at the Caesar Park Faria Lima hotel. For more details, visit the hot-site: www.oisday.com.br.

The event in New York will take place at 11:00 a.m. at The Plaza Hotel. More details are available at: www.oisday.com.br/ny.

Oi senior managers will participate in both events to present the financial evolution, operating performance and future strategies of the company.

October 28, 2010	www.oi.com.br/ir	20

ADDENDUM

COST STATEMENT – TNLP Consolidated

	Quarter					9M
COST AND EXPENSES
Item - R$ million	3Q09**	2Q10	3Q10	QoQ (%)	YoY (%)	9M09**	9M10	Chg. (%)
Interconnection	1,278	1,208	1,216	0.7	-4.9	3,924	3,778	-3.7
Personnel	516	405	402	-0.7	-22.1	1,460	1,197	-18.0
Materials	108	59	59	0.0	-45.4	321	195	-39.3
Handset Costs/Other (COGS)*	120	49	32	-34.7	-73.3	464	123	-73.5
Third-Party Services	1,787	1,720	1,762	2.4	-1.4	5,302	5,176	-2.4
Marketing	137	118	132	11.9	-3.6	419	374	-10.7
Rent and Insurance	401	389	386	-0.8	-3.7	1,184	1,136	-4.1
Provision for Bad Debts	254	247	250	1.2	-1.6	1,059	802	-24.3
Other Operating Expenses (Revenue), Net	574	524	374	-28.6	-34.8	2,959	1,482	-49.9

TOTAL	5,175	4,719	4,613	-2.2	-10.9	17,093	14,262	-16.6

Interconnection	1,278	1,208	1,216	0.7	-4.9	3,924	3,778	-3.7
Handset Costs	120	49	32	-34.7	-73.3	464	123	-73.5
Cost of Services	1,593	1,541	1,488	-3.4	-6.6	4,797	4,500	-6.2
Personnel	196	148	142	-4.1	-27.6	571	433	-24.2
Third-Party Services	778	685	697	1.8	-10.4	2,315	2,105	-9.1
Materials	104	52	52	0.0	-50.0	300	175	-41.7
Rent and Insurance	350	424	371	-12.5	6.0	1,024	1,089	6.3
Anatel Concession Contract	44	37	38	2.7	-13.6	116	115	-0.9
Fistel	7	178	176	-1.1	2414.3	339	536	58.1
Other	114	17	13	-23.5	-88.6	133	48	-63.9
Selling Expenses	1,213	1,184	1,206	1.9	-0.6	3,923	3,594	-8.4
Personnel	99	88	90	2.3	-9.1	333	266	-20.1
Third-Party Services	688	693	709	2.3	3.1	1,995	2,059	3.2
Marketing	137	118	132	11.9	-3.6	419	374	-10.7
Materials	3	5	2	-60.0	-33.3	13	10	-23.1
Rent and Insurance	3	1	0	-100.0	-100.0	10	4	-60.0
Other	30	32	24	-25.0	-20.0	95	80	-15.8
Provisions for Bad Debts and Receivable write-of	254	247	250	1.2	-1.6	1,059	802	-24.3
General and Administrative Expenses	623	487	566	16.2	-9.1	1,759	1,606	-8.7
Personnel	221	169	170	0.6	-23.1	557	498	-10.6
Third-Party Services	321	342	357	4.4	11.2	992	1,013	2.1
Materials	2	2	5	150.0	150.0	9	10	11.1
Rent and Insurance	47	(36)	15	-141.7	-68.1	150	43	-71.3
Other	32	10	19	90.0	-40.6	52	42	-19.2
Other Operating Expenses (Revenue), Net	347	249	104	-58.2	-70.0	2,225	661	-70.3

	Quarter					9M
Third-Party Services - R$ Million	3Q09	2Q10	3Q10	QoQ (%)	YoY (%)	9M09	9M10	YoY (%)
Network Maintenance (COS - Cost of Services)	606	514	533	3.7	-12.0	1,804	1,577	-12.6
Sales Commissions and Expenses (Selling Exp.)	291	311	296	-4.8	1.7	817	901	10.3
Postage and Collection (Selling Exp.)	159	142	173	21.8	8.8	440	457	3.9
Electricity (COS / G&A)	142	142	139	-2.1	-2.1	424	423	-0.2
Data Processing (COS / G&A)	144	118	117	-0.8	-18.8	377	360	-4.5
Call Center Operations (Selling Exp.)	167	179	188	5.0	12.6	479	550	14.8
Consulting and Legal Services (COS / G&A)	99	117	138	17.9	39.4	381	364	-4.5
Printing and Clearing (Selling Exp.)	26	29	20	-31.0	-23.1	80	72	-10.0
Others	152	168	159	-5.4	4.6	500	471	-5.8

Total	1,787	1,720	1,762	2.4	-1.4	5,302	5,176	-2.4

*	Other: sim card, mini modem, TV transmission equipment and mobile phone peripherals.
**	Reflects the quarterly balance sheet as of September 2009, which was filed again in March 2010

October 28, 2010	www.oi.com.br/ir	21

7) FINANCIAL STATEMENTS

7.1 ) TELE NORTE LESTE PARTICIPAÇÕES – TNLP Consolidated

R$ MILLION

Income Statement	3Q09	2Q10	3Q10	9M09	9M10
Wireline Services Revenues	8,989.6	8,673.7	8,483.4	26,680.0	25,999.3

Local Services	4,428.2	4,219.5	4,160.8	13,275.9	12,644.4

Subscription Charges	2,757.8	2,797.9	2,727.4	8,271.4	8,302.6
Local Traffic	488.7	387.8	392.3	1,489.3	1,204.3
Installation Fees	32.2	41.8	39.5	80.3	122.5
Collect Calls	1.6	0.7	0.6	5.0	2.1
Other Local Revenues	(1.0)	0.7	0.4	0.4	1.8
Fixed-to-Mobile (VC1)	1,148.9	990.6	1,000.7	3,429.5	3,011.1

Long Distance	1,559.1	1,377.3	1,361.1	4,649.2	4,288.6
Intra-State	691.7	722.6	80.5	2,060.1	1,492.2
Inter-State	137.1	115.1	239.1	426.0	483.2
Inter-Regional	342.3	214.0	725.4	1,005.7	1,317.5
International	20.9	16.2	16.8	62.5	52.2
Fixed-to-Mobile (VC2 and VC3)	367.1	309.3	299.3	1,094.8	943.5
Advanced Voice	84.6	79.5	70.8	232.2	246.2

Public Telephones	236.0	153.4	85.7	735.1	403.8

Additional Services	250.4	256.6	246.9	741.1	755.0

Network Usage Remuneration	232.7	224.8	239.7	655.0	703.7

Data Transmission Services	2,198.6	2,362.5	2,318.3	6,391.6	6,957.6

ADSL (Velox)	1,245.6	1,318.0	1,289.2	3,510.8	3,882.6
Leased Lines (EILD)	194.4	224.0	249.1	668.5	719.4
Leased Lines (SLDD/SLDA)	146.7	137.7	130.1	441.5	393.9
IP Services	262.1	338.0	351.0	736.4	999.8
Packet switch and frame relay	98.2	94.2	81.8	311.2	271.4
Other Data Services	251.6	250.7	217.2	723.3	690.5

Wireless Services Revenues	2,547.8	2,805.2	2,830.9	7,171.4	8,237.4

Subscription Charges	588.8	659.9	669.5	1,664.7	1,937.9
Outgoing Calls	932.4	1,019.8	1,059.6	2,680.0	3,027.8
Domestic/International Roaming	29.8	29.6	25.1	91.6	94.1
Network Usage Remuneration	618.6	631.1	648.2	1,700.9	1,890.4
Data / Value Added Services	296.2	400.5	395.5	762.5	1,133.6
Handset Sales	81.9	64.2	33.1	271.7	153.6

Other Services	59.2	89.4	94.7	170.7	285.2

Gross Operating Revenue	11,596.6	11,568.3	11,409.0	34,022.2	34,521.9

Taxes and Deductions	(4,043.5)	(4,174.7)	(4,082.2)	(11,679.7)	(12,339.7)

Net Operating Revenue	7,553.2	7,393.6	7,326.9	22,342.5	22,182.2

Operating Expenses	(5,174.9)	(4,719.1)	(4,612.5)	(17,093.1)	(14,261.6)
Cost of Services	(1,593.3)	(1,540.8)	(1,489.1)	(4,797.3)	(4,499.9)
Cost of Goods Sold	(120.0)	(49.2)	(32.0)	(464.0)	(122.6)
Interconnection Costs	(1,278.0)	(1,208.0)	(1,216.1)	(3,924.3)	(3,778.1)
Selling Expenses	(1,213.4)	(1,183.8)	(1,206.1)	(3,922.8)	(3,593.6)
General and Administrative Expenses	(622.6)	(488.1)	(565.2)	(1,759.5)	(1,606.3)
Other Operating (Expenses) Revenue, net	(347.5)	(249.1)	(103.9)	(2,225.1)	(661.1)

EBITDA	2,378.3	2,674.5	2,714.4	5,249.5	7,920.6

Margin %	31.5%	36.2%	37.0%	23.5%	35.7%
Depreciation and Amortization	(1,464.0)	(1,133.6)	(1,141.4)	(4,222.3)	(3,397.6)

EBIT	914.3	1,540.9	1,573.1	1,027.2	4,523.0

Equity Accounting	18.7	2.4	18.2	25.7	24.1
Financial Expenses	(891.7)	(1,053.8)	(1,028.5)	(2,879.8)	(3,018.1)
Financial Income	354.8	493.9	504.1	1,216.9	1,360.2

Income Before Tax and Social Contribution	396.1	983.5	1,066.9	(610.0)	2,889.1

Income Tax and Social Contribution	(169.1)	(320.2)	(332.5)	(52.4)	(736.1)
Minority Interest	(162.7)	(219.4)	(307.0)	591.4	(785.9)

Net Income	64.2	443.8	427.4	(70.9)	1,367.2

Margin %	0.9%	6.0%	5.8%	-0.3%	6.2%

Outstanding Shares - Thousand (exc.-treasury)	382,456	382,632	382,632	382,456	382,632
Income per share (R$)	0.168	1.160	1.117	(0.185)	3.573
Income per ADR (US$)	0.090	0.648	0.639	(0.065)	1.999

October 28, 2010	www.oi.com.br/ir	22

7.1 ) TELE NORTE LESTE PARTICIPAÇÕES – TNLP Consolidated (continued)

R$ MILLION

Balance Sheet	9/30/09	6/30/10	9/30/10
TOTAL ASSETS	59,952	63,115	62,893

Current	18,846	22,159	22,727
Cash	6,062	8,619	9,497
Financial investments	1,341	2,772	2,451
Accounts Receivable	6,138	5,887	5,937
Recoverable Taxes	3,346	2,677	2,705
Inventories	138	116	108
Assets in Escrow	859	772	817
Other Current Assets	961	1,316	1,213

Non-Current Assets	41,106	40,955	40,165
Long Term	7,369	8,316	8,076
Recoverable and Deferred Taxes	4,515	4,895	4,600
Accounts Receivable	7	9	9
Assets in Escrow	2,342	2,919	2,986
Other	506	493	482
Investments	55	55	55
Property Plant and Equipment	21,789	21,331	20,925
Intagible Assets	11,599	11,027	10,905
Deferred Assets	294	227	204

Balance Sheet	9/30/09	6/30/10	9/30/10
TOTAL LIABILITIES	59,952	63,115	62,893

Current	19,372	19,993	16,705
Suppliers	3,342	3,566	3,598
Loans and Financing	9,856	12,143	8,479
Payroll and Related Accruals	491	391	527
Pension Fund Provision	82	34	60
Payable Taxes	2,265	1,862	2,004
Dividends Payable	1,632	390	362
Other Accounts Payable	1,704	1,607	1,674

Non-Current Liabilities	24,840	27,542	29,859

Long Term	24,840	27,542	29,859
Loans and Financing	18,696	20,212	22,802
Payable and Deferred Taxes	607	1,647	1,727
Contingency Provisions	3,210	3,133	2,776
Pension Fund Provision	608	575	576
Outstanding authorizations	1,563	1,584	1,609
Other Accounts Payable	156	390	370

Minority Interest	7,385	7,838	8,159

Shareholders’ Equity	8,355	7,742	8,169
Capital Stock	5,449	5,449	5,449
Capital Reserve	42	43	44
Surplus Reserve	3,276	1,660	1,660
Treasury shares	(367)	(354)	(354)
Retained Earnings	(44)	944	1,371

October 28, 2010	www.oi.com.br/ir	23

7.1 ) TELE NORTE LESTE PARTICIPAÇÕES – TNLP Consolidated (continued)

Free Cash Flow - R$ million	2Q10	3Q10
Earnings (loss) before taxes - (A)	983	1,067

Result items that do not affect the Cash Balance - (B)	2,629	2,156

Financial charges	979	536
Depreciation/amortization	1,111	1,119
Losses on accounts receivable	247	250
Provisions for legal contingencies	240	29
Amortization of deferred assets	23	23
Remaining value from written-off fixed asset	17	14
Monetary correction of the Tax Refinancing Program	20	21
Other	(8)	165

(C) = (A) - (B)	3,612	3,222

Changes to Operating Assets	(297)	26

Accounts receivable	(209)	(358)
Amounts receivable	(9)	5
Deferred and recoverable taxes	(50)	268
Prepaid expenses	75	235
Inventory	26	8
Other assets	(130)	(131)

Changes to Operating Liabilities	87	195

Suppliers	7	159
Payroll, taxes and social benefits	24	16
Provision for Pension Funds	16	(34)
Taxes payable and deferred	229	155
Tax Refinancing Program	(39)	(17)
Provisions for legal contingencies	(236)	(230)
Other liabilities	87	146

Cash Balance from Operations	(1,650)	(1,017)

Financial charges	(1,472)	(819)
Income tax and social contribution	(178)	(197)

Operating Cash Generation	1,753	2,427

Investment cash flow	(1,168)	(597)

Short-term investment	(309)	422
Acquisitions of fixed/intangible assets	(663)	(779)
Assets in escrow	(197)	(241)

Cash Flow net of Capital Expenditure	584	1,830

Financing activity cash flow	1,839	(952)

Borrowings	4,332	5,901
Payments of loans and debentures	(1,331)	(6,853)
Payment of dividend and interest on capital	(1,163)	(1)

Cash flow net of Financings	2,423	878

Net increase (reduction) of cash and equivalent	2,423	878

Cash and equivalent at the start of period	6,197	8,619

Cash and equivalent at the end of period	8,619	9,497

October 28, 2010	www.oi.com.br/ir	24

7.2 ) TELEMAR NORTE LESTE - TMAR Consolidated

R$ MILLION

Income Statement	3Q09	2Q10	3Q10	9M09	9M10
Wireline Services Revenues	8,990.4	8,673.7	8,483.4	26,682.8	25,999.1

Local Services	4,428.2	4,219.5	4,160.8	13,275.9	12,644.4

Subscription Charges	2,757.8	2,797.9	2,727.4	8,271.4	8,302.6
Local Traffic	488.7	387.8	392.3	1,489.3	1,204.3
Installation Fees	32.2	41.8	39.5	80.3	122.5
Collect Calls	1.6	0.7	0.6	5.0	2.1
Other Local Revenues	(1.0)	0.7	0.4	0.4	1.8
Fixed-to-Mobile (VC1)	1,148.9	990.6	1,000.7	3,429.5	3,011.1
Long Distance	1,559.1	1,377.3	1,361.1	4,649.2	4,288.6

Intra-State	691.7	722.6	80.5	2,060.1	1,492.2
Inter-State	137.1	115.1	239.1	426.0	483.2
Inter-Regional	342.3	214.0	725.4	1,005.7	1,317.5
International	20.9	16.2	16.8	62.5	52.2
Fixed-to-Mobile (VC2 and VC3)	367.1	309.3	299.3	1,094.8	943.5
Advanced Voice	84.6	79.5	70.8	232.2	246.2

Public Telephones	236.0	153.4	85.7	735.1	403.8

Additional Services	250.4	256.6	246.9	741.1	755.0

Network Usage Remuneration	232.7	224.8	239.7	655.0	703.7

Data Transmission Services	2,199.3	2,362.5	2,318.3	6,394.3	6,957.4

Wireless Services Revenues	2,547.8	2,805.2	2,830.9	7,171.4	8,237.4

Subscription Charges	588.8	659.9	669.5	1,664.7	1,937.9
Outgoing Calls	932.4	1,019.8	1,059.6	2,680.0	3,027.8
Domestic/International Roaming	29.8	29.6	25.1	91.6	94.1
Network Usage Remuneration	618.6	631.1	648.2	1,700.9	1,890.4
Data / Value Added Services	296.2	400.5	395.5	762.5	1,133.6
Handset Sales	81.9	64.2	33.1	271.7	153.6

Other Services	33.3	63.7	70.6	96.1	210.4

Gross Operating Revenue	11,571.4	11,542.6	11,384.9	33,950.3	34,447.0

Taxes and Deductions	(4,035.6)	(4,165.3)	(4,073.2)	(11,660.6)	(12,312.5)

Net Operating Revenue	7,535.9	7,377.3	7,311.7	22,289.7	22,134.4

Operating Expenses	(5,145.7)	(4,692.0)	(4,587.3)	(17,005.6)	(14,182.2)
Cost of Services Provided	(1,577.0)	(1,427.7)	(1,581.9)	(4,751.5)	(4,465.4)
Cost of Goods Sold	(120.0)	(49.2)	(32.0)	(464.0)	(122.6)
Interconnection Costs	(1,278.0)	(1,208.0)	(1,216.1)	(3,924.3)	(3,778.1)
Selling Expenses	(1,142.1)	(1,178.6)	(1,199.1)	(3,718.3)	(3,576.3)
General and Administrative Expenses	(680.9)	(580.9)	(457.8)	(1,926.9)	(1,584.8)
Other Operating (Expenses) Revenue, net	(347.7)	(247.5)	(100.4)	(2,220.5)	(655.0)

EBITDA	2,390.2	2,685.3	2,724.5	5,284.2	7,952.2

Margin %	31.7%	36.4%	37.3%	23.7%	35.9%
Depreciation and Amortization	(1,472.5)	(1,142.2)	(1,149.8)	(4,246.7)	(3,423.3)

EBIT	917.7	1,543.1	1,574.6	1,037.4	4,528.9

Equity Accounting	1.3	(1.8)	16.9	(1.2)	15.5
Financial Expenses	(899.6)	(999.1)	(980.2)	(2,885.8)	(2,964.7)
Financial Income	371.5	447.7	490.8	1,226.9	1,333.4

Income Before Tax and Social Contribution	390.8	989.9	1,102.1	(622.6)	2,913.1

Income Tax and Social Contribution	(174.7)	(324.8)	(345.2)	(58.6)	(749.4)
Minority Interest	(150.4)	(121.6)	(208.3)	571.7	(483.5)

Net Income	65.8	543.5	548.6	(109.5)	1,680.2

Margin %	0.9%	7.4%	7.5%	-0.5%	7.6%
Outstanding Shares Thousand (exc.-treasury)	238,391	238,391	238,607	238,391	238,607
Income per share (R$)	0.276	2.280	2.299	(0.459)	7.042

October 28, 2010	www.oi.com.br/ir	25

7.2 ) TELEMAR NORTE LESTE - TMAR Consolidated (continued)

R$ MILLION

Balance Sheet	9/30/09	6/30/10	9/30/10
TOTAL ASSETS	59,512	61,832	61,701

Current	18,143	21,148	21,830
Cash	5,663	7,948	9,058
Financial investments	1,340	2,767	2,330
Accounts Receivable	6,151	5,876	5,927
Recoverable and Deferred Taxes	3,038	2,368	2,393
Inventories	138	112	104
Assets in Escrow	859	771	817
Other Current Assets	954	1,305	1,202

Non-Current Assets	41,369	40,684	39,870
Long Term	7,626	8,083	7,830
Recoverable and Deferred Taxes	4,309	4,692	4,384
Financial investments	7	9	9
Assets in Escrow	2,332	2,904	2,970
Other	978	479	467
Investments	47	47	47
Property Plant and Equipment	21,903	21,397	20,980
Intagible Assets	11,524	10,953	10,830
Deferred	268	204	182

Balance Sheet	9/30/09	6/30/10	9/30/10
TOTAL LIABILITIES	59,512	61,832	61,701

Current	19,123	18,233	14,995
Suppliers	3,339	3,567	3,604
Loans and Financing	9,625	10,533	6,912
Payroll and Related Accruals	406	389	526
Pension fund Provision	82	34	60
Payable Taxes	2,243	1,838	1,982
Dividends Payable	1,631	220	192
Other Accounts Payable	1,797	1,653	1,719

Non-Current Liabilities	24,877	27,095	29,429

Long Term	24,877	27,095	29,429
Loans and Financing	18,912	19,965	22,569
Payable Taxes	499	1,520	1,600
Contingency Provisions	3,209	3,130	2,775
Pension fund Provision	608	575	576
Outstanding authorizations	1,563	1,584	1,609
Other Accounts Payable	86	320	300

Minority Interest	5,601	5,935	6,157

Shareholders’ Equity	9,910	10,569	11,119
Capital Stock	7,434	7,434	7,434
Capital Reserve	2,214	2,017	2,018
Treasury shares	(17)	(17)	(17)
Surplus Reserve	368	0	0
Retained Earnings	(89)	1,135	1,684

October 28, 2010	www.oi.com.br/ir	26

7.3 ) TNL PCS – Oi

R$ MILLION

Income Statement	3Q10	2Q10	3Q10	9M09	9M10
Wireless Services Revenues	2,542.7	2,801.6	2,899.9	6,938.1	8,362.4

Subscription	476.4	532.0	544.7	1,327.7	1,575.4
Outgoing Calls	773.7	850.3	891.7	2,176.3	2,557.6
Domestic/Internacional Roaming	26.7	26.2	26.2	81.4	85.7
Network Usage Remuneration	970.4	1,033.4	1,080.6	2,574.0	3,108.3
Data / Value Added	235.6	316.5	308.2	590.4	899.2
Other SMP Services	0.0	(0.0)	0.4	0.0	0.6
Handset Sales	60.0	43.2	48.2	188.3	135.6
LD/Advanced Voice Service/Network Revenues	95.4	158.6	142.6	302.6	439.9

Gross Operating Revenue	2,638.0	2,960.2	3,042.5	7,240.7	8,802.3

Taxes and Deductions	(753.1)	(851.4)	(873.7)	(2,075.8)	(2,523.6)

Net Operating Revenue	1,884.9	2,108.8	2,168.8	5,164.9	6,278.7

Operating Expenses	(1,274.5)	(1,285.6)	(1,308.2)	(3,866.0)	(3,843.2)
Cost of Services Provided	(310.1)	(368.4)	(380.0)	(999.8)	(1,126.0)
Cost of Goods Sold	(93.6)	(34.6)	(53.1)	(353.8)	(110.5)
Interconnection Costs	(370.0)	(384.6)	(407.6)	(1,091.3)	(1,180.6)
Selling Expenses	(393.6)	(401.0)	(387.4)	(1,197.9)	(1,158.4)
General and Administrative Expenses	(111.4)	(120.1)	(120.2)	(325.8)	(348.1)
Other Operating (Expenses) Revenue, net	4.2	23.0	40.1	102.7	80.4

EBITDA	610.4	823.2	860.6	1,298.9	2,435.4

Margin %	32.4%	39.0%	39.7%	25.1%	38.8%
Depreciation and Amortization	(267.6)	(224.5)	(238.8)	(746.0)	(684.3)

EBIT	342.8	598.7	621.8	552.8	1,751.1

Equity Accounting	(18.3)	(23.9)	(16.3)	(82.6)	(55.0)
Financial Expenses	(26.4)	(64.8)	(74.3)	(142.6)	(206.7)
Financial Income	83.6	112.1	169.9	257.4	381.6

Income Before Tax and Social Contribution	381.7	622.1	701.0	585.2	1,871.0

Income Tax and Social Contribution	(112.9)	(179.4)	(194.7)	(194.0)	(512.5)

Net Income	268.8	442.7	506.3	391.2	1,358.5

Margin %	14.3%	21.0%	23.3%	7.6%	21.6%

Balance Sheet	9/30/09	6/30/10	9/30/10
TOTAL ASSETS	13,080	14,919	15,522

Current	3,190	5,021	5,737
Cash	988	1,901	2,630
Financial investments	226	469	471
Accounts Receivable	917	1,185	1,178
Recoverable and Deferred Taxes	506	747	831
Inventories	69	62	59
Other Current Assets	484	657	567

Non-Current Assets	9,890	9,898	9,786
Long Term	2,759	2,467	2,452
Recoverable and Deferred Taxes	686	463	385
Loans and Financing	1,922	1,849	1,919
Financial investments	2	3	4
Other	149	151	144
Investments	0	69	53
Property Plant and Equipment	5,004	5,322	5,168
Intagible Assets	1,862	1,839	1,934
Deferred Assets	265	201	180

Balance Sheet	9/30/09	6/30/10	9/30/10
TOTAL LIABILITIES	13,080	14,919	15,522

Current Liabilities	1,774	2,164	2,299
Suppliers	725	1,130	1,102
Loans and Financing	77	120	133
Payroll and Related Accruals	42	39	55
Payable Taxes	349	475	590
Other Accounts Payable	581	400	419

Non-Current Liabilities	1,977	2,419	2,380

Long Term	1,977	2,419	2,380
Loans and Financing	854	1,325	1,290
Contingency Provisions	118	95	106
Payable Taxes	31	35	15
Outstanding authorizations	891	940	947
Other Accounts Payable	83	23	23

Shareholders’ Equity	9,329	10,337	10,843

October 28, 2010	www.oi.com.br/ir	27

7.4 ) BRASIL TELECOM – BRTO Consolidated

R$ MILLION

Income Statement	3Q09	2Q10	3Q10	9M09	9M10
Wireline Services Revenues	3,959.9	3,921.9	3,818.2	11,709.3	11,692.4
Local Services	1,628.4	1,597.6	1,590.8	4,861.1	4,765.4
Long Distance	627.8	540.9	510.0	1,951.2	1,674.7
Advanced Voice	42.5	39.1	21.7	108.4	105.0
Public Telephones	104.4	77.4	35.0	305.5	189.8
Additional Services	107.2	114.3	112.3	286.7	336.9
Network Usage Remuneration	83.7	93.0	95.6	248.5	280.2
Data Transmission Services	1,360.4	1,454.3	1,447.7	3,929.9	4,324.6
Other	5.4	5.3	5.1	18.0	15.8

Wireless Services Revenues	538.1	553.6	563.1	1,557.5	1,639.0

Subscription Charges	112.4	119.4	121.7	325.5	356.5
Outgoing Calls	159.1	157.6	171.4	489.4	476.2
Domestic/International Roaming	3.7	5.0	6.3	10.1	22.4
Network Usage Remuneration	180.7	173.8	162.0	467.3	501.7
Data / Value Added Services	60.2	76.8	87.3	181.9	234.8
Handset Sales	22.0	21.0	14.4	83.4	47.4

Gross Operating Revenue	4,498.0	4,475.5	4,381.4	13,266.8	13,331.4

Taxes and Deductions	(1,691.5)	(1,888.3)	(1,842.9)	(5,044.9)	(5,568.1)

Net Operating Revenue	2,806.5	2,587.2	2,538.5	8,221.9	7,763.4

Operating Expenses	(1,803.2)	(1,791.3)	(1,546.8)	(8,405.2)	(5,108.3)
Cost of Services Provided	(589.5)	(511.1)	(466.5)	(1,714.7)	(1,461.9)
Cost of Goods Sold	(15.0)	(17.6)	(9.1)	(65.4)	(38.3)
Interconnection Costs	(501.4)	(460.5)	(493.8)	(1,511.8)	(1,491.3)
Selling Expenses	(240.9)	(250.6)	(218.5)	(1,071.6)	(739.9)
General and Administrative Expenses	(261.5)	(346.4)	(355.1)	(728.3)	(965.2)
Other Operting (Expenses) Revenue, net	(194.9)	(205.0)	(3.8)	(3,313.4)	(411.7)

EBITDA	1,003.3	795.9	991.7	(183.3)	2,655.0

Margin %	35.7%	30.8%	39.1%	-2.2%	34.2%
Depreciation and Amortization	(495.0)	(415.1)	(403.2)	(1,487.4)	(1,229.8)

EBIT	508.3	380.7	588.6	(1,670.7)	1,425.3

Financial Expenses	(241.3)	(257.1)	(246.9)	(639.0)	(757.7)
Financial Income	143.0	209.4	265.3	426.9	669.0

Income Before Tax and Social Contribution	410.0	333.1	606.9	(1,882.8)	1,336.6

Income Tax and Social Contribution	(150.1)	(96.3)	(199.6)	626.6	(392.3)
Minority Interest	(0.6)	0.0	0.0	(2.0)	0.0

Net Income	259.3	236.8	407.3	(1,258.1)	944.2

Margin %	9.2%	9.2%	16.0%	-15.3%	12.2%
Outstanding Shares Thousand (exc.-treasury)	547,719	589,789	589,789	547,719	589,789
Income per share (R$)	0.473	0.401	0.691	(2.297)	1.601

October 28, 2010	www.oi.com.br/ir	28

7.4 ) BRASIL TELECOM – BRTO Consolidated (continued)

R$ MILLION

Balance Sheet	9/30/09	6/30/10	9/30/10
TOTAL ASSETS	22,481	23,143	23,482

Current	5,915	6,636	7,320
Cash	1,337	2,424	3,167
Financial investments	300	458	459
Accounts Receivable	2,175	1,995	2,040
Recoverable Taxes	1,480	1,140	1,099
Inventories	43	24	20
Other Current Assets	580	595	535

Non-Current Assets	16,566	16,507	16,162
Long Term	7,998	8,568	8,490
Recoverable and Deferred Taxes	4,801	4,686	4,438
Assets in Escrow	1,400	1,908	2,010
Other	1,796	1,974	2,042
Investments	5	5	5
Property Plant and Equipment	6,953	6,458	6,268
Intagible Assets	1,610	1,476	1,399

Balance Sheet	9/30/09	6/30/10	9/30/10
TOTAL LIABILITIES	22,481	23,143	23,482

Current	4,410	4,646	4,610
Suppliers	1,344	1,373	1,252
Loans and Financing	1,017	1,263	1,197
Payroll and Related Accruals	123	100	108
Payable Taxes	772	787	793
Dividends Payable	105	104	76
Other Accounts Payable	1,048	1,019	1,184

Non-Current Liabilities	7,091	6,865	6,805

Long Term	7,091	6,865	6,805
Loans and Financing	3,524	2,938	3,244
Payable and Deferred Taxes	656	772	846
Contingency Provisions	1,368	1,678	1,286
Outstanding authorizations	673	644	662
Other Accounts Payable	871	833	767

Minority Interest	0	0	0

Shareholders’ Equity	10,980	11,632	12,067

October 28, 2010	www.oi.com.br/ir	29

7.5 ) 14 BRASIL TELECOM CELULAR – BRT Mobile

R$ MILLION

Income Statement	3Q09	2Q10	3Q10	9M09	9M10
Wireless Services Revenues	650.2	659.6	678.9	1,886.6	1,977.5

Subscription	112.4	119.4	121.7	325.5	356.5
Outgoing Calls	160.6	158.7	172.4	493.9	478.8
Domestic/Internacional Roaming	3.7	5.0	6.3	10.1	22.4
Network Usage Remuneration	291.3	278.7	276.8	791.9	837.6
Data / Value Added	60.2	76.8	87.3	181.9	234.8
Handset Sales	22.0	21.0	14.4	83.4	47.5

Gross Operating Revenue	650.2	659.6	678.9	1,886.6	1,977.5

Taxes and Deductions	(154.2)	(178.0)	(198.3)	(490.3)	(540.2)

Net Operating Revenue	496.0	481.6	480.6	1,396.3	1,437.4

Operating Expenses	(382.5)	(407.7)	(404.4)	(1,201.3)	(1,235.6)
Cost of Services Provided	(89.8)	(146.3)	(128.3)	(276.8)	(396.4)
Cost of Goods Sold	(14.5)	(17.6)	(9.1)	(65.0)	(38.3)
Interconnection Costs	(150.4)	(123.6)	(145.5)	(408.9)	(428.3)
Selling Expenses	(94.0)	(86.7)	(98.1)	(384.0)	(288.5)
General and Administrative Expenses	(24.7)	(36.2)	(36.0)	(65.5)	(105.6)
Other Operating (Expenses) Revenue, net	(9.0)	2.8	12.7	(1.1)	21.5

EBITDA	113.5	73.9	76.1	194.9	201.7

Margin %	22.9%	15.3%	15.8%	14.0%	14.0%
Depreciation and Amortization	(134.8)	(64.8)	(65.5)	(396.6)	(198.4)

EBIT	(21.3)	9.1	10.6	(201.7)	3.3

Financial Expenses	(28.6)	(37.9)	(46.0)	(76.5)	(119.7)
Financial Income	39.3	41.1	47.2	140.5	127.6

Income Before Tax and Social Contribution	(10.5)	12.3	11.8	(137.7)	11.2

Income Tax and Social Contribution	3.6	(0.4)	(5.9)	44.9	(24.6)

Net Income	(6.9)	11.8	5.9	(92.8)	(13.4)

Margin %	-1.4%	2.5%	1.1%	-6.6%	-0.9%

Balance Sheet	9/30/09	6/30/10	9/30/10
TOTAL ASSETS	4,783	4,988	4,979

Current	1,745	1,849	1,857
Cash	23	491	472
Financial investments	633	198	204
Accounts Receivable	216	237	248
Recoverable Taxes	175	167	155
Inventories	40	16	13
Other Current Assets	659	740	765

Non-Current Assets	3,038	3,139	3,122

Long Term	1,123	1,158	1,167
Property Plant and Equipment	1,017	1,162	1,172
Intagible Assets	898	819	783

Balanço Patrimonial	9/30/09	6/30/10	9/30/10
TOTAL LIABILITIES	4,783	4,988	4,979

Current	707	787	779
Suppliers	327	358	254
Loans and Financing	8	37	46
Payroll and Related Accruals	7	6	9
Payable Taxes	84	87	101
Outstanding authorizations	93	105	108
Other Accounts Payable	189	194	261

Non-Current Liabilities	1,095	1,293	1,287

Long Term	1,095	1,293	1,287
Loans and Financing	323	519	508
Payable Taxes	53	81	91
Contingency Provisions	18	23	21
Outstanding authorizations	669	640	662
Other Accounts Payable	32	31	5
Shareholders’ Equity	2,981	2,907	2,913

October 28, 2010	www.oi.com.br/ir	30

RELEVANT INFORMATION

I) CVM Instruction no. 358, article 12: The shareholders who direct and indirectly control the company and the shareholders who elect members to the Board of Directors or Statutory Audit Committee, as well as any natural person or corporation or group of persons acting together or representing a similar interest, that reach a direct or indirect interest that accounts for 5% (five percent) or more of the capital of a public company, must inform it to the CVM, and the company in keeping with the terms of the article.

Oi informs its shareholders to observe the terms of article 12 of CVM Instruction 358, but it cannot be held liable for the disclosure of information about acquisition or sale, by others, of interest that corresponds to 5% or more of its capital or rights to this capital or other securities.

Shares TNE	Capital	Treasury	Controlling Shares	Free-Float
Common	130,611,732	3,020,880	68,504,187	59,086,665
Preferred	261,223,463	6,182,160	0	255,041,303

Total	391,835,195	9,203,040	68,504,187	314,127,968

Shares TMAR	Capital	Treasury	Controlling Shares	Free-Float
Common	107,063,093	0	104,227,873	2,835,220
Preferred (A)	130,703,927	223,500	104,329,417	26,151,010
Preferred (B)	1,063,967	0	6	1,063,961

Total	238,830,987	223,500	208,557,296	30,050,191

Shares BRTO	Capital	Treasury	Controlling Shares	Free-Float
Common	203,423,176	0	161,990,002	41,433,174
Preferred	399,597,370	13,231,556	128,675,049	257,690,765

Total	603,020,546	13,231,556	290,665,051	299,123,939

NOTE: Shareholder structure 09/30/2010

II) This report contains projections and/or estimates for future events. The projections herein were gathered in a substantial manner within the current outlook, based on ongoing projects and the respective estimates. The use of terms such as: “projects,” “estimates,” “antecipates,” “forecasts,” “plans,” “waits,” and other ones, aim to signal potential trends that, evidently, involve uncertainties and risks, whose future results may differ from current expectations. Oi cannot be held liable for operations or investment decisions taken based on such projections or estimates. This is unaudited data, and may differ from the final results.

Oi – Investor Relations

Roberto Terziani	55 (21) 3131-1211	rterziani@oi.net.br
Bayard Gontijo	55 (21) 3131-1211	bayard.gontijo@oi.net.br
Marcelo Ferreira	55 (21) 3131-1314	marcelo.asferreira@oi.net.br
Bernardo Guttmann	55 (21) 3131-1316	bernardo.guttmann@oi.net.br
Michelle Costa	55 (21) 3131-2918	michelle.costa@oi.net.br
Patricia Frajhof	55 (21) 3131-1315	patricia.frajhof@oi.net.br
Matheus Guimarães	55 (21) 3131-2871	matheus.guimaraes@oi.net.br

October 28, 2010	www.oi.com.br/ir	31

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 28, 2010

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By:	/s/ Alex Waldemar Zornig
Name:	Alex Waldemar Zornig
Title:	Chief Financial Officer and Investor Relations Officer